Exhibit 99.1

Stratasys Releases Fourth Quarter and Full Year 2020 Financial Results

●	Fourth quarter revenue of $142.4 million and $520.8 million for full year 2020

●	Fourth quarter GAAP net income of $11.0 million, or $0.20 per diluted share, and non-GAAP net income of $7.0 million, or $0.13 per diluted share

●	Produced 11% quarterly sequential revenue growth, improved gross margin and operating income

●	Generated $23.7 million of cash from operations in the fourth quarter resulting in $299.1 million net cash with no debt

●	Manufacturing revenue contribution in excess of 25% in 2020, expected to accelerate with growth initiatives

MINNEAPOLIS & REHOVOT, Israel--(BUSINESS WIRE) - March 1, 2021 Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the fourth quarter and full year 2020.

Fourth Quarter 2020 Financial Results Summary Compared to Fourth Quarter 2019:

●	Revenue was $142.4 million, compared to $160.2 million.

●	GAAP gross margin was 46.4%, compared to 49.1%.

●	Non-GAAP gross margin was 49.5%, compared to 52.4%.

●	GAAP operating loss was $2.5 million, compared to an operating loss of $3.3 million.

●	Non-GAAP operating income was $8.3 million, compared to $10.2 million.

●	GAAP net income was $11.0 million, or $0.20 per diluted share, compared to a net loss of $2.8 million, or $(0.05) per diluted share.

●	Non-GAAP net income was $7.0 million, or $0.13 per diluted share, compared to $10.0 million, or $0.18 per diluted share.

●	Adjusted EBITDA was $14.6 million, compared to $16.6 million.

●	Generated $23.7 million of cash from operations.

Dr. Yoav Zeif, Chief Executive Officer of Stratasys, commenting on the results, stated, “Our results reflect the resilience and diversification of our business model. We delivered sequential revenue growth in the back half of the year and this quarter produced the highest operating cash flow in almost three years. We believe both our industry and company are starting to enter a meaningful, sustained trajectory of unprecedented growth and are excited to capitalize on the opportunities ahead.”

Dr. Zeif continued, “In 2020, we implemented a new strategy to be the first choice for polymer 3D printing, with a specific focus on expanding into fast-growing manufacturing applications. We rightsized the company and enhanced our operating model to be application-centric, allowing our team to better leverage synergies. Stratasys is well-positioned to grow, armed with a strong balance sheet with no debt. This year we will add three new technology platforms and will continue to prudently execute on our capital allocation strategy to meaningfully accelerate revenue, earnings and cash flow as our investments begin to contribute in the years ahead and, in turn, drive value for our shareholders.”

2020 Financial Results Summary Compared to 2019:

●	Revenue for 2020 was $520.8 million compared to $636.1 million.

●	GAAP gross margin in 2020 was 42.1%, compared to 49.3%.

●	Non-GAAP gross margin in 2020 was 47.6%, compared to 52.3%.

●	GAAP operating loss for 2020 was $456.0 million, primarily due to $386.2 million goodwill impairment in the third quarter, compared to $11.7 million operating loss.

●	Non-GAAP operating loss for 2020 was $9.1 million, compared to $34.1 million operating income.

●	Adjusted EBITDA in 2020 was $16.0 million, compared to $60.0 million.

●	GAAP net loss for 2020 was $443.7 million, or ($8.08) per diluted share, primarily due to a $386.2 million goodwill impairment in the third quarter, compared to a loss of $10.8 million, or ($0.20) per diluted share.

●	Non-GAAP net loss for 2020 was $13.9 million, or $(0.25) per diluted share, compared to non-GAAP net income of $30.5 million, or $0.56 per diluted share.

●	Generated $27.8 million in cash from operations in 2020 compared to $11.2 million used.

Financial Outlook:

Given the dynamic and evolving impact of the pandemic on the Company’s operations, and uncertainty around the timing and extent of an anticipated recovery, the Company is providing the following information based on its pipeline, current market and industry conditions, and previously communicated information:

●	First quarter 2021 revenue is anticipated to track relatively similar to the first quarter of 2020.

●	Second quarter 2021 revenue should approximate mid-teens percentage growth year-over-year, assuming current consumption trends and the impact of the pandemic persist.

●	Full year operating expense is expected to increase over 2020 by approximately $25 million primarily due to the return from a four-day to a five-day work week as of January 1st, 2021, as well as the impact of recent acquisitions. Longer term, the Company expects to realize significant leverage benefits from its investments as revenue growth accelerates in 2022 and beyond.

●	Capital expenditures are anticipated to range from $24 million to $30 million.

Stratasys Ltd. Fourth Quarter 2020 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its fourth quarter and full year 2020 financial results on Monday, March 1, 2021 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys web site at investors.stratasys.com; or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/43687/indexl.html.

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2021, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the duration and degree of severity of, and strength of recovery from, the global COVID-19 pandemic; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”), which we expect to file with the Securities and Exchange Commission (the “SEC”) on March 1, 2021. Readers are urged to carefully review and consider the various disclosures made throughout our 2020 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that will attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2021, which will be furnished to the SEC over the course of 2021, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Contact:
Yonah Lloyd
CCO / VP, Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$272,092	$293,484
Short-term deposits	27,000	28,300
Accounts receivable, net	106,068	132,558
Inventories	131,672	168,504
Prepaid expenses	6,717	6,567
Other current assets	16,943	29,659

Total current assets	560,492	659,072

Non-current assets
Property, plant and equipment, net	201,232	189,706
Goodwill	35,694	385,658
Other intangible assets, net	131,569	87,328
Operating lease right-of-use assets	21,298	20,936
Other non-current assets	39,717	38,819

Total non-current assets	429,510	722,447

Total assets	$990,002	$1,381,519

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$16,987	$35,818
Accrued expenses and other current liabilities	31,061	28,528
Accrued compensation and related benefits	25,659	34,013
Deferred revenues - short-term	49,165	52,268
Operating lease liabilities - short-term	9,282	9,292

Total current liabilities	132,154	159,919

Non-current liabilities
Deferred revenues - long-term	14,227	16,039
Operating lease liabilities - long term	12,567	12,445
Other non-current liabilities	71,459	35,343

Total non-current liabilities	98,253	63,827

Total liabilities	230,407	223,746

Redeemable non-controlling interests	227	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 56,617 thousands shares and 54,441 thousands shares issued and outstanding at December 31, 2020 and 2019, respectively	155	148
Additional paid-in capital	2,753,955	2,706,894
Accumulated other comprehensive loss	(8,846)	(7,716)
Accumulated deficit	(1,985,896)	(1,542,175)
Total equity	759,368	1,157,151

Total liabilities and equity	$990,002	$1,381,519

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$99,185	$108,968	$339,782	$430,746
Services	43,210	51,189	181,035	205,334
	142,395	160,157	520,817	636,080

Cost of sales
Products	44,679	46,825	171,235	182,430
Services	31,697	34,673	130,188	139,958
	76,376	81,498	301,423	322,388

Gross profit	66,019	78,659	219,394	313,692

Operating expenses
Research and development, net	18,953	24,019	84,012	94,253
Selling, general and administrative	49,595	57,921	205,224	231,138
Goodwill impairment	-	-	386,154	-
	68,548	81,940	675,390	325,391

Operating loss	(2,529)	(3,281)	(455,996)	(11,699)

Financial income (expense), net	273	1,760	(575)	4,555

Loss before income taxes	(2,256)	(1,521)	(456,571)	(7,144)

Income tax expenses (benefit)	(14,144)	439	(16,394)	3,523

Share in profits (losses) of associated companies	(1,200)	(907)	(3,939)	(412)

Net income (loss)	10,688	(2,867)	(444,116)	(11,079)

Net loss attributable to non-controlling interests	(341)	(78)	(395)	(230)

Net income (loss) attributable to Stratasys Ltd.	$11,029	$(2,789)	$(443,721)	$(10,849)

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$0.20	$(0.05)	$(8.08)	$(0.20)
Diluted	$0.20	$(0.05)	$(8.08)	$(0.20)

Basic	55,118	54,435	54,918	54,260
Diluted	55,318	54,435	54,918	54,260

		Three Months Ended December 31,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$66,019	$4,520	$70,539	$78,659	$5,294	$83,953
	Operating income (loss) (1,2)	(2,529)	10,861	8,332	(3,281)	13,436	10,155
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	11,029	(4,001)	7,028	(2,789)	12,741	9,952
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$0.20	$(0.07)	$0.13	$(0.05)	$0.23	$0.18

(1)	Acquired intangible assets amortization expense		3,411			4,770
	Non-cash stock-based compensation expense		347			478
	Restructuring and other related costs		762			46
			4,520			5,294

(2)	Acquired intangible assets amortization expense		2,290			2,985
	Non-cash stock-based compensation expense		3,962			4,325
	Restructuring and other related costs		449			556
	Other expenses (income)		(360)			276
			6,341			8,142
			10,861			13,436

(3)	Corresponding tax effect		(1,002)			(721)
	Release of valuation allowance		(14,007)			-
	Equity method related amortization, divestments and impairments		483			26
	Adjustments attributable to non-controlling interest		(336)			-
			$(4,001)			$12,741

(4)	Weighted average number of ordinary shares outstanding-Diluted	55,318		55,318	54,435		54,738

		Twelve Months Ended December 31,
		2020	Non-GAAP	2020	2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$219,394	$28,582	$247,976	$313,692	$19,074	$332,766
	Operating income (loss) (1,2)	(455,996)	446,848	(9,148)	(11,699)	45,812	34,113
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(443,721)	429,820	(13,901)	(10,849)	41,315	30,466
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(8.08)	$7.83	$(0.25)	$(0.20)	$0.76	$0.56

(1)	Acquired intangible assets amortization expense		15,607			16,484
	Non-cash stock-based compensation expense		1,771			1,848
	Restructuring and other related costs		5,948			742
	Impairment charges of intangible assets		5,256			-
			28,582			19,074

(2)	Acquired intangible assets amortization expense		8,720			8,673
	Non-cash stock-based compensation expense		18,433			18,716
	Goodwill impairment		386,154			-
	Gain from divestiture, net of transaction costs		-			(3,578)
	Restructuring and other related costs		4,312			2,655
	Other expenses		647			272
			418,266			26,738
			446,848			45,812

(3)	Corresponding tax effect		(3,398)			(2,919)
	Release of valuation allowance		(14,007)			-
	Equity method related amortization, divestments and impairments		713			(1,578)
	Adjustments attributable to non-controlling interest		(336)			-
			$429,820			$41,315

(4)	Weighted average number of ordinary shares outstanding-Diluted	54,918		54,918	54,260		54,713